The Estée Lauder Companies Inc.

767 Fifth Avenue

New York, NY 10153

January 15, 2016

Mr. John Cash

Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

RE:                           The Estée Lauder Companies Inc.

Form 10-K for the fiscal year ended June 30, 2015

Filed August 20, 2015

File No. 1-14064

Dear Mr. Cash:

This letter sets forth the responses of The Estée Lauder Companies Inc. (the “Company” or “we” or “our”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated January 7, 2016.  The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter.

Form 10-K for the year ended June 30, 2015

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Overview, page 24

1.              Please tell us what consideration you have given to expand your disclosure to clarify the nature of your operations in Venezuela (e.g., manufacturing, import activities) and the nature of the activities conducted between those operations and your non-Venezuelan operations.  In addition, clarify how the economic situation in Venezuela impacts your liquidity, including the extent of intercompany receivables due from your Venezuelan subsidiaries, to the extent material.

Company Response:

We have been closely monitoring the economic situation in Venezuela, including its impact on our overall business and liquidity.  Our Venezuelan subsidiary operates as an importer and wholesaler of certain of the Company’s products.  For the fiscal year ended June 30, 2015, less than 0.1% of our consolidated net sales were attributable to our Venezuelan subsidiary.  Accordingly, we do not consider our Venezuelan operations to be material to our consolidated results of operations.

As of June 30, 2015, we had U.S. dollar denominated intercompany payables on our Venezuelan subsidiary’s balance sheet, primarily resulting from the import of goods, as well as intercompany royalties and technical service fees.  These intercompany payables amounted to less than 0.2% of our total assets as of June 30, 2015.  While, to date, our Venezuelan subsidiary has been unable to obtain sufficient U.S. dollars to settle these intercompany payables, we do not consider this inability to have a significant impact on our overall liquidity.

As a result of these considerations, we determined that expanded disclosure about the nature of our operations in Venezuela and the nature of the activities conducted between those operations and our non-Venezuelan operations would not be meaningful.  We supplementally disclose to you that, in light of the uncertainties in Venezuela, we continue to evaluate our options to mitigate such risks and will expand our disclosures to the extent that these risks, or any actions we may take as a result thereof, become material to our business.

2.                                      Please tell us the amount of your non-monetary assets of your Venezuelan subsidiary as well as your consideration about whether there could be a related impairment charge on these assets considering the lower U.S. dollar-equivalent cash flows that could impact your Venezuelan business.  If material, please address the need to disclose any potential risk of impairment.

Company Response:

As of June 30, 2015, the non-monetary assets of our Venezuelan subsidiary totaled approximately $1 million.  We note that the profitability of our Venezuelan subsidiary continues to be sufficient to support its ongoing local business operations.  As such, we concluded that no disclosure related to the potential risk of impairment was necessary as of June 30, 2015.  Any potential impairment of our non-monetary assets would have a de minimis impact on the Company’s consolidated financial statements.

Notes to the Consolidated Financial Statements

Note 20 — Segment Data and Related Information, page F-42

3.                                      We note that you have aggregated geographic data in three sub-groups.  To the extent that revenues attributable to or assets located in an individual foreign country are material, please expand your disclosure in future filings to provide the country specific information required by ASC 280-10-50-41.

Company Response:

During the preparation of our Form 10-K for the fiscal year ended June 30, 2015, we considered the guidance in FASB ASC 280-10-50-41, and we determined that net sales attributable to, or long-lived assets located in, any individual foreign country were not material.  Such net sales or assets in any individual foreign country represented less than 10% of our consolidated net sales or long-lived assets.  In future filings, the Company will disclose net sales attributable to, or long-lived assets located in, individual foreign countries to the extent material in accordance with FASB ASC 280-10-50-41.

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The Company acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me by email or at (212) 572-4520.  My fax number is (212) 572-6787.

Very truly yours,

/s/ Tracey T. Travis

Tracey T. Travis
Executive Vice President and
Chief Financial Officer